As filed with the Securities and Exchange Commission on May 22, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
Under
The Securities Act of 1933

CADENCE DESIGN SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	77-0148231 (I.R.S. Employer Identification No.)

2655 Seely Avenue, Building 5, San Jose, California 95134 (Address of Principal Executive Offices) (Zip Code)

Cadence Design Systems, Inc. 1994 Deferred Compensation Plan (Full titles of the Plans)

R.L. Smith McKeithen
Senior Vice President, General Counsel and Secretary
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5, San Jose, California 95134
(Name and Address of Agent for Service)
(408) 943-1234
(Telephone number, including area code, of agent for service)
Copies to:
Gregory J. Conklin, Esq. Gibson, Dunn & Crutcher LLP One Montgomery Street, 31st Floor San Francisco, CA 94104 (415) 393-8200 CALCULATION OF REGISTRATION FEE

Title of Securities	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
to be Registered	Registered(2)	Offering Price per Share(2)	Aggregate Offering Price	Registration Fee

Cadence Design	$8,500,000	100%	$8,500,000	$687.65
Systems, Inc.
1994 Deferred
Compensation Plan
Obligations (1)

(1)	The Cadence Design Systems, Inc. 1994 Deferred Compensation Plan Obligations are unsecured obligations of the Registrant and certain affiliated companies to pay deferred compensation in the future in accordance with the terms of the 1994 Cadence Design Systems, Inc. Deferred Compensation Plan. Pursuant to Rule 416(c) under the Securities and Exchange Act of 1933, this Registration Statement covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o).

INTRODUCTION

               This Registration Statement on Form S-8 is filed by Cadence Design Systems, Inc., a Delaware corporation (the “Registrant”), relating to $8,500,000 of unsecured obligations of the Registrant to pay deferred compensation in the future (the “Obligations”) in accordance with the terms of the Cadence Design Systems, Inc. 1994 Deferred Compensation Plan (the “Plan”).

PART I

Information Required in the Section 10(a) Prospectus

          The information required in Part I of this Registration Statement is included in the prospectus for the Plan, which the Registrant has excluded from this Registration Statement in accordance with the instructions to Form S-8.

PART II

Information Required in the Registration Statement and Explanatory Note

Item 3. Incorporation of Documents by Reference

          The Registrant hereby incorporates by reference into this Registration Statement the following documents previously filed with the Securities and Exchange Commission (the “Commission”):

(a)	The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 28, 2002, including all material incorporated by reference therein;

(b)	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2003, including all material incorporated by reference therein; and

(c)	The Registrant’s Current Reports on Form 8-K filed with the Commission on March 14, 2003 and April 15, 2003.

          All documents filed pursuant to Sections 13(a), 13(c), 14, and 15(d) of the 1934 Act, after the date of this Registration Statement and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

          Any document and any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. Subject to the foregoing, all information appearing in this Registration Statement is qualified in its entirety by the information appearing in the documents incorporated by reference.

Item 4. Description of Securities

          $8,500,000 of Obligations are being registered under this Registration Statement to be offered to certain eligible highly-compensated employees and non-employee directors (“Participants”) of the Registrant pursuant to the Plan. The Obligations are general unsecured obligations of the Registrant to pay deferred compensation in the future in accordance with the terms of the Plan, and rank pari passu with other unsecured and unsubordinated indebtedness of the Registrant from time to time outstanding.

          The amount of compensation deferred by each Participant is based on semi-annual elections made by each Participant. Pursuant to any one election, the minimum amount that can be deferred is $2,500 and the maximum amount is (i) (A) 80% of an employee Participant’s base salary and (B) 100% of an employee Participant’s cash bonus, or (ii) 100% of a non-employee director Participant’s director’s fees, all paid in respect of the applicable semi-annual period. In addition, certain Participants selected by the compensation committee (the “Committee”) are permitted to defer receipt of gain from the exercise of qualifying options to acquire the common stock of the Registrant (“Qualifying Stock Option Gain”), provided that such options are exercised using a stock-for-stock exercise method. Deferred compensation is credited to a Participant’s “Account,” and deferred Qualifying Stock Option Gain is credited to a Participant’s “Stock Option Subaccount,” at the time such amounts otherwise would have been paid to the Participant. The Account and Stock Option Subaccount are bookkeeping entries only and are utilized solely as a device for the measurement and determination of the benefits to be paid to a Participant under the Plan.

          Obligations consist of an amount equal to each Participant’s Account balance under the Plan, which includes amounts credited to a Participant’s Stock Option Subaccount as well as other amounts credited as described below. Each Participant has the sole authority to designate the manner in which his Account balance is invested among certain hypothetical investment options available under the Plan, and his Account balance is credited with the actual financial performance or earnings generated by such investments. A Participant’s Stock Option Subaccount only is deemed to be invested in the common stock of the Registrant and only is credited with the actual financial performance of such common stock, including stock dividends. It is possible for the value of a Participant’s Account balance to decrease as a result of decreases in the value of the hypothetical investments or decreases in the value of the Registrant’s common stock, as applicable.

          Participants elect to receive distribution of their Account balance (i) upon reaching a specified age; (ii) upon passage of a specified number of years; (iii) upon termination of employment (or service); (iv) upon the earlier to occur of (A) termination of employment (or service) or (B) passage of a specified number of years or attainment of a specified age; or (v) upon the later to occur of (A) termination of employment (or service) or (B) passage of a specified number of years or attainment of a specified age; except that Participants make a separate distribution election as to their Stock Option Subaccount. Participants also make a distribution election to receive the balance of their Accounts in cash either in the form of a lump sum or in equal annual installments over five or ten years as the Participant designates; except that Participants make a separate election as to the timing of distributions from their Stock Option Subaccount, which are made only in the form of the common stock of the Registrant. A Participant may change his distribution elections by making new elections, which are effective as of the later of the date that is six months following the date the new elections are made, or the first day of the plan year following the plan year in which the new elections are made, and such new elections apply to the Participant’s entire Account; except that any changes to a Participant’s distribution elections as to his Stock Option Subaccount must be made separately. Payments are made to Participants based on their elections described above, provided that no payment is permitted to be made under the Plan to the extent that the receipt of such payment, when combined with the receipt of all other “applicable employee remuneration” (as defined in Section 162(m)(4) of the Internal Revenue Code of 1986, as amended (the “Code”)) would cause any remuneration received to be nondeductible by the Registrant under Code Section 162(m)(1). Any benefits not distributable according to a Participant’s elections as a result of this limitation instead are distributed to the Participant in subsequent years.

          If the Participant experiences a financial Hardship, as defined under the Plan, the Participant may petition the Committee to receive a partial or full payout from his Account balance, not to exceed the amount reasonably needed to satisfy the emergency. In order to receive a Hardship distribution, the Participant must show that the need cannot be satisfied by other resources reasonably available, including insurance proceeds. A Participant who receives a Hardship distribution is not eligible to defer additional amounts under the Plan until the second anniversary of the date of the Hardship distribution.

          If a Participant terminates employment (or service in the case of a non-employee director Participant) on account of death or Permanent Disability (as defined in the Plan) before distributions of his or her Account balance otherwise would occur, the Participant or his or her designated beneficiary is entitled to receive all amounts credited to the Account as of the date of termination. If a Participant terminates employment (or service) for any other reason before distribution of his or her Account balance otherwise would occur, distributions are made pursuant to such Participant’s elections unless the Committee decides, in its sole discretion, that payment is to be made as of the date of termination. In either case, payments are made in the form (lump sum or annual installments) designated by the Participant’s distribution election. Upon the death of a Participant prior to complete distribution of his entire Account balance, the unpaid balance is payable to the Participant’s beneficiary in the form elected by the Participant, or, at the request of the beneficiary and at the discretion of the Committee, in a lump sum. Notwithstanding any other provisions of the Plan, Participants’ Account balances are paid in a lump sum thirty days after any Change of Control, as defined in the Plan. With respect to any and all payouts of Account balances under the Plan, the Registrant has the right to withhold taxes as required by law.

          The Plan is administered by the Committee, whose determinations and decisions are conclusive and binding on all persons who at any time have or claim to have any interest whatever under the Plan. The Committee has the right to amend the Plan at any time provided that such amendment does not affect adversely benefits payable to a Participant without such Participant’s written consent. The Committee also has the right to terminate the Plan at any time and to direct lump sum payment of all Account balances under the Plan.

          A Participant’s Obligations cannot be transferred or assigned, nor be made subject to alienation, anticipation, encumbrance, garnishment, attachment, execution, or levy of any kind, whether voluntary or involuntary, nor subject to the debts, contracts, liabilities, engagements, or torts of the Registrant or any beneficiary of a Participant. Any attempt to alienate, anticipate, encumber, sell, transfer, assign, pledge, garnish, attach, or otherwise subject to legal or equitable process or encumber, or dispose of any Obligation is void.

Item 5. Interests of Named Experts and Counsel

          Not Applicable.

Item 6. Indemnification of Directors and Officers

          Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any of its directors or officers who was or is a party or is threatened to be made a party to any third party proceeding by reason of the fact that such person was or is a director or officer of the corporation, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors or officers against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

          Article VII of the Registrant’s currently effective Certificate of Incorporation eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (a) the Registrant is required to indemnify its directors and officers and persons serving in such capacities in other business entities (including, for example, subsidiaries of the Registrant) at the Registrant’s request (such directors, officers, and other persons are collectively, “Covered Persons”), to the fullest extent permitted by Delaware law, including those circumstances in which indemnification otherwise would be discretionary; (b) the Registrant is required to advance expenses, as incurred, to such Covered Persons in connection with defending a proceeding; (c) the indemnitee(s) of the Registrant have the right to bring suit, and to be paid the expenses of prosecuting such suit if successful, to enforce the rights to indemnification or to advancement of expenses under the Bylaws; (d) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with such directors, officers and employees; (e) the Registrant is required to maintain director and officer liability insurance to the extent reasonably available; and (f) the Registrant may not retroactively amend the Bylaws indemnification provision in a way that is adverse to such Covered Persons.

          The Registrant has entered into indemnity agreements with each of its executive officers and directors that provide the maximum indemnity allowed to officers and directors by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. The Registrant also maintains a limited amount of director and officer insurance. The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its officers or directors, may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liability arising under the Securities Act of 1933, as amended (the “1933 Act”).

Item 7. Exemption from Registration Claimed

          Not Applicable.

Item 8. Exhibits

Exhibit Number	Exhibit

4.1	Cadence Design Systems, Inc. 1994 Deferred Compensation Plan.

5.1	Opinion of Gibson, Dunn & Crutcher LLP.

23.1	Independent Auditors’ Consent.

23.2	Consent of Arthur Andersen LLP, Independent Public Accountants.

23.3	Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (included on the signature pages to this Registration Statement on Form S-8).

Item 9. Undertakings

          A.     The undersigned Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that clauses (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference into this Registration Statement; (2) that for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold upon the termination of the offering.

          B.     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act that is incorporated by reference into this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          C.     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the indemnity provisions incorporated by reference in Item 6, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

EXPLANATORY NOTE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

          On March 22, 2002, the Registrant announced that it had appointed KPMG LLP to replace Arthur Andersen LLP (“Andersen”) as the Registrant’s independent auditors. The Registrant’s consolidated balance sheet as of December 29, 2001 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two fiscal years in the period ended December 29, 2001, incorporated by reference in this Registration Statement, have been audited by Andersen, as stated in its report dated March 11, 2002, which is incorporated by reference herein. After reasonable efforts, the Registrant has been unable to obtain Andersen’s consent to the incorporation by reference into this Registration Statement of its report with respect to these financial statements. Under these circumstances, Rule 437a under the Securities Act of 1933 permits us to file this Registration Statement without a written consent from Andersen. The absence of such consent may limit recovery by investors on certain claims. In particular, and without limitation, investors will not be able to assert claims against Andersen under Section 11 of the Securities Act. In addition, the ability of Andersen to satisfy any claims (including claims arising from Andersen’s provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Andersen.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on this 21st day of May, 2003.

CADENCE DESIGN SYSTEMS, INC.

By:	/s/ H. Raymond Bingham

H. Raymond Bingham
President, Chief Executive Officer and Director

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints H. Raymond Bingham, William Porter, and R.L. Smith McKeithen, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of 1933 Act, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ H. Raymond Bingham H. Raymond Bingham	President, Chief Executive Officer and Director (Principal Executive Officer)	May 21, 2003

/s/ William Porter William Porter	Senior Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 21, 2003

/s/ Susan L. Bostrom Susan L. Bostrom	Director	May 21, 2003

/s/ Dr. Leonard Y.W. Liu Dr. Leonard Y. W. Liu	Director	May 20, 2003

/s/ Donald L. Lucas Donald L. Lucas	Director	May 21, 2003

/s/ Sean M. Maloney Sean M. Maloney	Director	May 21, 2003

/s/ Dr. Alberto Sangiovanni- Vincentelli Dr. Alberto Sangiovanni-Vincentelli	Director	May 21, 2003

/s/ George M. Scalise George M. Scalise	Director	May 21, 2003

/s/ Dr. John B. Shoven Dr. John B. Shoven	Director	May 21, 2003

/s/ Roger S. Siboni Roger S. Siboni	Director	May 21, 2003

          Pursuant to the requirements of the 1933 Act, the Committee has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, State of California, on this 21st day of May, 2003.

CADENCE DESIGN SYSTEMS, INC. 1994 DEFERRED COMPENSATION PLAN

By:	/s/ R.L. Smith McKeithen

R.L. Smith McKeithen,
on behalf of the Compensation Committee of the
Board of Directors of Cadence Design Systems, Inc.,
administrator of the Cadence Design Systems, Inc. 1994
Deferred Compensation Plan

EXHIBIT INDEX

Exhibit Number	Exhibit

4.1	Cadence Design Systems, Inc. 1994 Deferred Compensation Plan.

5.1	Opinion of Gibson, Dunn & Crutcher LLP.

23.1	Independent Auditors’ Consent.

23.2	Consent of Arthur Andersen LLP, Independent Public Accountants.

23.3	Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (included on the signature pages to this Registration Statement on Form S-8).